CONFIDENTIAL
August 14, 2007
VIA FACSIMILE, U.S. MAIL AND EDGAR
Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and
 Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

RE:	Pulte Homes, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006

File No. 001-09804
Dear Mr. Cash:
The following is our response to your comment letter dated August 2, 2007 relating to the above referenced filing of Pulte Homes, Inc. filed with the United States Securities and Exchange Commission.
Very truly yours,
/s/ Roger A. Cregg
Roger A. Cregg
Executive Vice President and
 Chief Financial Officer

Pulte Homes, Inc.
Form 10-K for the year ended December 31, 2006
Comment: Prior Comment 1
1.	We have reviewed and appreciate the information you provided in your response to prior comment one. It appears to us that, in addition to the disclosures you are providing and have agreed to provide in future filings, it may be useful to also provide some of the additional narrative disclosures you included under Supplemental Information. It appears to us that these additional disclosures may highlight and help investors better understand the difficulties and complexities in the determination of land and community valuation adjustments.

Based on your response, we note your belief that there is not a practical approach to providing investors with meaningful information regarding your valuation adjustments from a sensitivity perspective. We also note your belief that to quantify the number of communities, land investments and land options for which the estimated future undiscounted cash flows are close to their carrying value may not be meaningful to investors and could be potentially problematic.

While we understand that the process of assessing your communities and land investments for impairments and your option deposits and pre-acquisition costs for write-offs is performed at a detail level, we urge you to continue to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your land related assets. In addition, we also urge you to continue to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff’s view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information to investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your land related assets, such information may be required to be disclosed if it would be material and useful to investors. We continue to believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to current market conditions and to your peers to enable them to better assess the likelihood of potential future impairments.
Response:
We have included expanded disclosures in our Form 10-Q for the second quarter ended June 30, 2007 to provide additional narrative disclosures similar to those included in the Supplemental Information included in our prior response letter dated June 15, 2007, as well as the additional quantitative disclosures outlined in our prior response letter. We also updated the applicable risk factor as previously included in our Form 10-K for the year ended December 31, 2006. See Exhibits I and II for examples of such disclosures excerpted from our Form 10-Q for the second quarter ended June 30, 2007.

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Pulte Homes, Inc.
We will continue to fully consider and comply with the guidance in Release No. 33-8350 and the Staff’s views regarding Critical Accounting Estimates when preparing our filings with the Securities and Exchange Commission. We will also continue to monitor, and revise as appropriate, our disclosures to ensure that we provide quantitative information when reasonably available and appropriate that would provide material information to investors regarding the risks of recoverability of our land-related assets and the likelihood of potential future impairments or other land-related charges.

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Exhibit I
Pulte Homes, Inc.
Response to SEC Comment Letter Dated August 2, 2007
Excerpt from Note 1 in Form 10-Q for the Second Quarter Ended June 30, 2007
Basis of presentation and significant accounting policies
Land Valuation Adjustments and Write-Offs

Impairment of long-lived assets
     In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets” (SFAS No. 144), the Company records valuation adjustments on land inventory and related communities under development when events and circumstances indicate that they may be impaired and when the cash flows estimated to be generated by those assets are less than their carrying amounts. Such indicators include gross margin or sales paces significantly below expectations, construction costs or land development costs significantly in excess of budgeted amounts, significant delays or changes in the planned development for the community, and other known qualitative factors. For communities that are not yet active, a significant additional consideration includes an evaluation of the regulatory environment related to the probability, timing, and cost of obtaining necessary approvals from local municipalities and any potential concessions that may be necessary in order to obtain such approvals. We also consider potential changes to the product offerings in a community and any alternative strategies for the land, such as the sale of the land either in whole or in parcels. The weakened market conditions that arose during 2006 have persisted into 2007 and resulted in lower than expected net new orders, revenues, and gross margins and higher than expected cancellation rates during the six months ended June 30, 2007. As a result, a portion of the Company’s land inventory and communities under development demonstrated potential impairment indicators and were accordingly tested for impairment. As required by SFAS No. 144, the Company compared the expected undiscounted cash flows for these communities to their carrying value. For those communities whose carrying values exceeded the expected undiscounted cash flows, the Company calculated the fair value of the community. Impairment charges are required to be recorded if the fair value of the community’s inventory is less than its carrying amount. The Company determined the fair value of the community’s inventory using a discounted cash flow model. These estimated cash flows are significantly impacted by estimates related to expected average selling prices and sale incentives, expected sales paces and cancellation rates, expected land development construction timelines, and anticipated land development, construction, and overhead costs. Such estimates must be made for each individual community and may vary significantly between communities. Due to uncertainties in the estimation process, the significant volatility in demand for new housing, and the long life cycles of many communities, actual results could differ significantly from such estimates. The Company’s determination of fair value also requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. The discount rate used in determining each community’s fair value depends on the stage of development of the community and other specific factors that increase or decrease the inherent risks associated with the community’s cash flow streams. For example, communities that are entitled and near completion will generally require a lower discount rate than communities that are not entitled and consist of multiple phases spanning several years of development and construction activity.
     The Company recorded valuation adjustments of $603.1 million (related to 139 communities) and $9.3 million (related to three communities) for the three months ended June 30, 2007 and 2006, respectively, and $665.5 million (related to 174 communities) and $9.4 million (related to three communities) for the six months ended June 30, 2007 and 2006, respectively, to reduce the carrying value of the impaired assets to their estimated fair value. The Company recorded these valuation adjustments in its Consolidated Statements of Operations within Homebuilding expense. For the three months ended June 30, 2007, the Company performed detailed impairment calculations for 212 communities resulting in impairments for 139 communities. The discount rate used in the Company’s determination of fair value for these 139 communities ranged from 10% to 19% with an aggregate average of 12%, and the remaining carrying value of such communities totaled $695.8 million at June 30, 2007. These 139 communities included 30 of our long-lived active adult communities as well as 39 communities for which impairments were also recorded in prior periods. In the event that market conditions or our operations deteriorate in the future or the current difficult market conditions extend beyond our expectations, additional impairments may be experienced in the future.

Exhibit I
Pulte Homes, Inc.
Response to SEC Comment Letter Dated August 2, 2007
Excerpt from Note 1 in Form 10-Q for the Second Quarter Ended June 30, 2007
Land Valuation Adjustments and Write-Offs

Net realizable value adjustments – land held for sale
     In accordance with SFAS No. 144, the Company values long-lived assets held for sale at the lower of carrying amount or fair value less cost to sell. The Company records these net realizable value adjustments in its Consolidated Statements of Operations within Homebuilding expense. The Company recognized net realizable valuation adjustments to land held for sale of $34 million and $22 million for the three months ended June 30, 2007 and 2006, respectively, and $52.3 million and $22.1 million for the six months ended June 30, 2007 and 2006, respectively.
Write-off of deposits and pre-acquisition costs
     From time to time, the Company writes off certain deposits and pre-acquisition costs related to land option contracts the Company no longer plans to pursue. Such decisions take into consideration changes in national and local market conditions, the willingness of land sellers to modify terms of the related purchase agreement, the timing of required land takedowns, the availability and best use of necessary capital, and other factors. The Company wrote off deposits and pre-acquisition costs in the amount of $58.2 million and $30.8 million for the three months ended June 30, 2007 and 2006, respectively, and $109.7 million and $35.9 million for the six months ended June 30, 2007 and 2006, respectively. The Company records these write-offs of deposits and pre-acquisition costs for land option contracts the Company no longer plans to pursue in its Consolidated Statements of Operations within Homebuilding expense.

Exhibit II
Pulte Homes, Inc.
Response to SEC Comment Letter Dated August 2, 2007
Excerpt from Part II, Item 1A in Form 10-Q for the Second Quarter Ended June 30, 2007
PART II. OTHER INFORMATION
Item 1A. Risk Factors
The following is a discussion of the material changes in our risk factors as previously disclosed in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2006 as supplemented by our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007:
If the market value of our land and homes drops significantly, our profits could decrease.
     The market value of land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions and the measures we employ to manage inventory risk may not be adequate to insulate our operations from a severe drop in inventory values. We acquire land for expansion into new markets and for replacement of land inventory and expansion within our current markets. If housing demand decreases below what we anticipated when we acquired our inventory, we may not be able to make profits similar to what we have made in the past, we may experience less than anticipated profits and/or we may not be able to recover our costs when we sell and build homes. When market conditions are such that land values are not appreciating, option arrangements previously entered into may become less desirable, at which time we may elect to forego deposits and pre-acquisition costs and terminate the agreement. In the face of adverse market conditions, we may have substantial inventory carrying costs, we may have to write-down our inventory to its fair value, and/or we may have to sell land or homes at a loss.
     As a result of the changing market conditions in the homebuilding industry which occurred during 2006 and 2007, our land inventories and communities under development demonstrated impairment indicators which were evaluated for potential impairment. Consequently, we incurred total land-related charges of $881.5 million during the six months ended June 30, 2007, of which $749.4 million were incurred in the second quarter of 2007. These charges result from the write-off of deposit and pre-acquisition costs related to land transactions we no longer plan to pursue ($109.7 million through June 30, 2007), net realizable valuation adjustments related to land positions sold or held for sale ($52.3 million through June 30, 2007), impairments on land assets related to communities under development or to be developed in the future ($665.5 million through June 30, 2007), and an impairment of our investment in an unconsolidated joint venture ($54.1 million through June 30, 2007). It is possible that the estimated cash flows from these projects may change and could result in a future need to record additional valuation or net realizable adjustments. Additionally, if conditions in the homebuilding industry worsen in the future or if our strategy related to certain communities changes, we may be required to evaluate our assets, including additional projects, for additional impairments or write-downs, which could result in additional charges that might be significant.